FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	March	…………………………………………………………,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 7, 2023	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Effective Voluntary Delisting of American Depositary Receipts from New York Stock Exchange

March 7, 2023

Canon Inc.

Chairman & CEO: Fujio Mitarai

Securities code: 7751

Tokyo (Prime Market) and other Stock Exchanges

Inquiries:

Sachiho Tanino

General Manager

Consolidated Accounting Div.

Finance & Accounting Headquarters

+81-3-3758-2111

Notice Regarding Effective Voluntary Delisting of American Depositary Receipts from New York Stock Exchange

On February 24, 2023, Canon Inc. (the “Company”) filed Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for voluntary delisting from the New York Stock Exchange (the “NYSE”). As the effective date of delisting was March 6, 2023, the Company informs as follows.

1.	Date of Delisting

March 6, 2023

2.	Stock Exchanges on which the Company will Maintain Listings

The Tokyo Stock Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange, and the Sapporo Stock Exchange

3.	Future Plans

The Company, even after delisting of its ADRs from the NYSE, intends to maintain its American Depositary Receipt Program in the U.S. and therefore anticipates that its ADRs will continue to trade in the U.S. on the over-the-counter market.

In the future, the Company plans to file an application for the termination of registration of its ADRs with the SEC. In the case that all requirements are met, the Company’s reporting obligation under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which includes the filing of the Company’s annual report on Form 20-F, will terminate. That said, the Company will work to ensure appropriate disclosure to shareholders and investors, including those overseas, by posting on the Company’s website its financial statements and other information in English, as required under Rule 12g3-2(b) under the Exchange Act.

4.	Contact Information for Inquiries Regarding the Company’s ADRs

JPMorgan Service Center (United States)

Tel	:	1-800-990-1135 (toll free within the United States)
1-651-453-2128 (from outside the United States)
Website	:	www.adr.com/contact/jpmorgan
E-mail	:	To contact JPMorgan via email, please click the link
found on the website above